SELECTED FINANCIAL DATA

                                     Years ending July 31,
                    ________________________________________________________

                       1994        1993        1992        1991        1990

Revenues             $1,507,258  $1,497,505  $1,517,356  $1,892,870  $1,800,785

Income (loss) before
  extraordinary
  items                 (73,394)   (105,336)     70,167    (224,105)   (112,343)

Net income (loss)       (73,394)   (105,336)     70,167    (224,105)   (112,343)

Earnings (loss) per
  common share:
Income (loss) before
  extraordinary
  items                    (.04)       (.07)        .04        (.14)       (.07)

Net income (loss)          (.04)       (.07)        .04        (.14)       (.07)

Cash dividends                0           0           0           0           0

Total assets          1,959,569   2,037,796   2,095,261   3,386,107   3,533,600

Long-term
  obligations           819,788     871,068     888,814     871,697     951,927






















             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

AGRI-BUSINESS

   BOURBON STOCK YARDS

   The revenues of Bourbon Stock Yards are based primarily on the number of livestock handled during the year. The number of livestock handled fluctuates by the cash price being paid for livestock, and various factors which influence farming conditions. Operating costs generally are influenced directly by the number of livestock received since additional labor is required to handle additional cattle.

   Over the past six (6) years Bourbon has averaged approximately 196,000 head of cattle per year. No year during the period has been over 6,000 head more or less than the average. The on farm inventory of cattle and calves in Kentucky at January 1, 1994 was the largest in 10 years; however, it was only up slightly over 1993 inventories. Hog inventories continue to decline in Kentucky as evidenced by a 2% decline as of January 1, 1994 as compared to 1993. During fiscal 1994 Bourbon handled approximately 48,000 hogs, which was approximately 3,400 head (6%) less than 1993.

   Net revenue from Stock Yard operations increased by approximately $13,000 or 1% from the fiscal year ended July 31, 1993. This increase in revenue was the result of increased receipts from feed and truck wash services provided. During the year there was a decrease in the number of cattle received of 7,000 head and 4,000 hogs; however, a tariff increase in the third quarter of the previous year made up the monetary difference.

   Net revenue in 1993 from Stock Yard operations increased by approximately $15,000 or 1% from the fiscal year ended July 31, 1992. This increase in revenue was the result of increased receipts of approximately 1,700 head of cattle and approximately 12,000 hogs during the year as compared to the fiscal year ending July 31, 1992. There was a small increase in tariff of approximately 5% during the third quarter of the year.

   Operating costs for the year ended July 31, 1994 were down approximately $25,000 or 2% as compared to 1993. The primary decrease in cost was the result of decreased cost of labor. Utility and repair costs increased during the period by approximately $32,000 during the period.

   Operating costs for the year ended July 31, 1993 were up approximately $33,000 or 3% as compared to 1992. The primary increase in cost was the result of increased cost of utilities, sewer charges and additional labor costs.




   Inflation is expected to account for an increase of approximately 3% - 4% in operating costs for goods and services purchased during the next fiscal year.

   The Stock Yards has approximately $74,000 in accounts payable and accrued liabilities, which is within its cash flow ability to handle these obligations as they become due. Bourbon does not have any capital commitments at July 31, 1994. All funds in excess of expenses are available to the parent.

FINANCE

   LINCOLN FINANCE CO.

   Revenues in Lincoln Finance Co. are determined by the amount of interest earned on small loans outstanding which amounted to $678,000 at year end. The major factors which influence operating costs of a finance operation are interest costs and bankrupt and other uncollectible accounts.

   Finance revenues for the year ended July 31, 1994 were approximately the same as compared to 1993. There were no loans sold during the fiscal year.

   Finance revenues for the year ended July 31, 1993 decreased approximately $31,000 or 16% as compared to 1992. The primary reason for the decrease was reduced miscellaneous income due to a tax refund received in 1992.

   Operating costs, including interest, for the year ended July 31, 1994 were down approximately $10,000 or 6% as compared to 1993. The primary reason for the decrease was reduced bad debt expense for the year.

   Operating costs, including interest, for the year ended July 31, 1993 were down approximately $43,000 or 19% as compared to 1992. The primary reason for the decrease was reduced salaries and professional fees for the year.

   Interest cost for the year was approximately $20,000 which is the same as in 1993. Lincoln now uses its own capital to provide funds for additional loans in the finance operation.

   State law controls the maximum size and the amount of interest which can be charged on small loans. The liquidity of the Finance business increases as additional loans are added to the portfolio.

   The Finance business has no capital commitments at July 31, 1994.





CONSOLIDATED OPERATIONS

   Revenues from consolidated operations in 1994 increased approximately $10,000 or 1% as compared to 1993. This increase is primarily in additional sales of feed and incidental items at Bourbon in fiscal 1994.

   Revenues from consolidated operations in 1993 decreased approximately $100,000 or 7% as compared to 1992. This decrease is primarily in nonrecurring miscellaneous income items received in fiscal year 1992.

   Operating costs for the year ended July 31, 1994 were down approximately $27,000 or 1% as compared to 1993. The primary area of savings was in salaries and wages.

   Operating costs for the year ended July 31, 1993 were down approximately $14,000 or 1% as compared to 1992. The primary area of savings were interest costs and professional fees.

   Operating costs, which include amortization and depreciation account for 105%, 107% and 95% of net sales and operating revenues for the years 1994 to 1992 respectively.

   The Company did not have any capital commitments at July 31, 1994.

   Working capital at July 31, 1994 was approximately a negative $59,000 as compared to a working capital position of approximately $8,000 at July 31, 1993. There were no defaults on loans payable during the year. The liquidity of the Company will continue to depend on its ability to expand profitable areas of the Company and to control the associated costs of doing business.



















                        LINCOLN INTERNATIONAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                     ASSETS
                                 4-30-957-31-94
Current assets:
   Cash                                               401317        21238
   Finance receivables, less allowance                     0       533995
     for credit losses and unearned finance
     charges of  0 in 1995
     and  144186 at July 31, 1994.
   Other receivables                                   16665        14732
   Inventories                                           496          681
   Prepaid expenses                                    20207        11173
     Total current assets                             438685       581819
Net property, plant and equipment                    1281530      1327400
Other assets:
   Other                                                   0            0
   Franchise license, net of accumulated               44056        50350
     amortization of 81826 in 1995 and
     73434 in 1994.
     Total other assets                                44056        50350
Total assets                                         1764271      1959569

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                                           0        90379
   Accounts payable                                    72023        98108
   Income taxes payable                                 1618            0
   Accrued expenses                                    76055        98129
   Deferred insurance commissions                          0         2435
   Current maturities of long-term debt               251722       352064
     Total current liabilities                        401418       641115
Long-term debt, less current maturities               791055       819788
Stockholders equity
   Common stock:
     Voting       100000 shares O/S                    50000        50000
     Non-voting  1532320 shares O/S                   766160       766160
Additional paid in capital                            471300       471300
Retained earnings                                    -704791      -777923
Less: Treasury stock                                  -10871       -10871
      Total stockholders  equity                      571798       498666
Total liabilities and stockholders  equity           1764271      1959569







                        LINCOLN INTERNATIONAL CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE THREE MONTHS ENDING APRIL 30

                                                     4-30-95      4-30-94
Revenues:
   Net service and operating revenues                 309209       349036
   Net product sales                                   34488        35487

   Finance charges and other finance income            -1675        56696
                                                      342022       441219
Cost and expenses:
   Cost of service and operating revenues             241026       268426
   Cost of products sold                               30048        31671
   Operating, general and administrative expenses      77107        82913
   Provision for credit losses on finance receivables      0         2874
   Interest expense related to finance subsidiary       3350         5025
                                                      351531       390909
Income - Loss from operations                          -9509        50310

Other income - expense:
   Gain on sale of assets
   Interest expense                                   -22822       -21107
   Miscellaneous                                        5464         1514
                                                      -17358       -19593
Income - Loss before income taxes                     -26867        30717

Provision for income taxes                                 0          970

Net income - loss                                     -26867        29747

Net income - loss per common share                     -0.02         0.02
















                        LINCOLN INTERNATIONAL CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE NINE MONTHS ENDING APRIL 30

                                                     4-30-95      4-30-94
Revenues:
   Net service and operating revenues                 955342       948902
   Net product sales                                   98479        89587
   Finance charges and other finance income            76348       173069
                                                     1130169      1211558
Cost and expenses:
   Cost of service and operating revenues             754108       754995
   Cost of products sold                               85581        76917
   Operating, general and administrative expenses     269360       252616
   Provision for credit losses on finance receivables   7436        11535
   Interest expense related to finance subsidiary      11725        15075
                                                     1128210      1111138
Income - Loss from operations                           1959       100420
Other income - expense:
   Gain on sale of assets                             121008            0
   Interest expense                                   -64912       -56347
   Miscellaneous                                       16695         4532
                                                       72791       -51815
Income - Loss before income taxes                      74750        48605
Provision for income taxes                              1618         2200
Net income - loss                                      73132        46405
Net income - loss per common share                      0.04         0.03






















                        LINCOLN INTERNATIONAL CORPORATION
                       CONSOLIDATED STATEMENT OF CASH FLOW
                         FOR THE YEAR TO DATE TO 4-30-95

Cash flows from operating activities:                   1995         1994
   Net loss (-)                                        73132        46405
   Adjustments to reconcile net income
     to net cash provided by (used in)
     operating activities:
        Depreciation and amortization                  53554        52947
        Provision for credit losses on
          finance receivables                         -12848          984
        Gain on sale of fixed assets                    3867            0
        Other receivables                               1933         8600
        Inventories                                     -185         8188
        Prepaid expenses                                9034        -3523
        Accounts payable                              -26085       -32843
        Income taxes payable                            1618         2200
        Accrued expenses                              -22074       -27405
        Deferred insurance commissions                 -2435         -246
Total adjustments                                       6379         8902
Net Cash provided by (used in) operating activities    79511        55307
Cash flows from investing activities:
   Loans originated                                        0      -703714
   Loans repaid or sold                               533995       705633
   Proceeds from sale of fixed assets                   3200            0
   Purchase of property and equipment                 -17173       -29326
Net cash provided by (used in) investing activities   520022       -27407
Cash flows from financing activities:
   Net borrowings (repayments) under
     short term notes payable                         -90379        48913
   Principal payments on long-term debt              -129075       -56092
Net cash provided by (used in) financing activities  -219454        -7179
Net increase (-decrease) in cash                      380079        20721
Cash, beginning of year                                21238        23061
Cash, end of period                                   401317        43782
Supplemental disclosure of cash flow information:
   Cash paid during the year for interest              66459        72824











                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                    04/30/95

AGRI-BUSINESS

   BOURBON STOCKYARD

   The revenues of Bourbon Stock Yard are based primarily on the number of livestock handled during the year, and the number of livestock handled is determined by the cash price being paid for livestock, and various factors which influence farming conditions. Operating costs generally are influenced directly by the number of livestock received since additional labor is required to handle additional cattle.
   Net revenue from stockyard operations was down approximately $45,000 or 13% during the quarter ended April 30, 1995 as compared to the quarter ended April 30, 1994. For the 9 months ending April 30, 1995 net revenue decreased by approximately $8,000 or 1% as compared to 1994. Approximately 3,200 less cattle and 300 more hogs were received during the 9 month period as compared to 1994.
   Operating costs for the quarter ended April 30, 1995 were down approximately $27,000 or 9% as compared to the same quarter ended April 30, 1994. For the 9 months ending April 30, 1995 operating costs decreased approximately $1,000 or 0% as compared to 1994. This decrease reflects a decrease in employees and general cost cutting of operating expenses.
   There continues to be a build up of inventory of cattle on the farm in the local area. Receipts should improve in the future as a result of this inventory build up, however, it could be as much as 1 to 2 years before there is a general sell off of the cattle on the farm depending on the price and/or feed supply.
   Net revenue from stockyard operations was up approximately $29,000 or 9% during the quarter ended April 30, 1994 as compared to the quarter ended April 30, 1993. For the 9 months ended April 30, 1994 net revenue increased by approximately $30,000 or 3% as compared to 1993. Approximately 1,500 less cattle and 4,000 less hogs were received during the 9 month period as compared to 1993.
   Operating costs for the quarter ended April 30, 1994 were approximately the same as compared to the same quarter ended April 30, 1993. For the 9 months ending April 30, 1994 operating costs decreased approximately $60,000 or 7% as compared to 1993. This decrease reflects a decrease in employees and general cost cutting of operating expenses.
   Bourbon Stock Yard had no capital commitments at April 30, 1995.
   The stockyard had approximately $29,000 in accounts payable and accrued liabilities at April 30, 1995. This is a normal amount at this time of the year and is well within its cash flow ability to handle these obligations as they become due. All funds in excess of expenses are available to the parent.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                    04/30/95

FINANCE BUSINESS

   LINCOLN FINANCE CO.

   Revenues in Lincoln Finance Co. are determined by the amount of interest earned on small loans outstanding. The major factor which influences operating costs of the finance operation is the uncollectable accounts due to bankruptcy or other factors.
   During the second quarter of fiscal year 1995 Lincoln Finance Company sold it s loan portfolio. As a result there was no income or expenses during the current quarter.
   For the year to date revenues were down approximately $94,000 and expenses were down approximately $51,000.
   Finance revenues were up approximately $3,600 or 6% for the quarter ended April 30, 1994 as compared to the quarter ended April 30, 1993. For the 9 months ending April 30, 1994 finance revenues were up approximately $6,000 or 4% as compared to 1993. This increase is the result of the increase in the total loan portfolio.
   Operating costs for the quarter ended April 30, 1994 were up approximately $2,000 or 7% as compared to the quarter ended April 30, 1993. Operating costs for the 9 months were up approximately $2,000 or 2% as compared to 1993. This increase in expenses is attributed to increase in the total loan portfolio. Interest cost was approximately the same for the quarter as compared to 1993.
   State law controls the maximum size and the amount of interest which can be charged on small loans.



















                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                    04/30/95

CONSOLIDATED OPERATIONS

   Net revenues decreased by approximately $93,000 or 23% for the quarter ending April 30, 1995 as compared to the quarter ending April 30, 1994 due to decreased income at Lincoln Finance Co. Net revenues for the 9 months ending April 30, 1995 decreased by approximately $78,000 or 7% as compared to 1994. This decrease is attributed to Lincoln Finance Co.
   Operating costs for the quarter ending April 30, 1995 were down approximately $39,000 or 10% as compared to 1994. For the 9 months operating costs were up approximately $15,000 or 1% as compared to 1994.
   Net revenues increased by approximately $33,000 or 9% for the quarter ending April 30, 1994 as compared to the quarter ending April 30, 1993 due to increased income at Bourbon Stock Yard. Net revenues for the 9 months ending April 30, 1994 increased by approximately $29,000 or 3% as compared to 1993. This increase is attributed to Bourbon Stock Yard.
   Operating costs for the quarter ending April 30, 1994 were approximately the same as compared to 1993. For the 9 months operating costs were down approximately $74,000 or 6% as compared to 1993. The decreased costs were primarily the reductions in Bourbon Stock Yard.
   There were no capital commitments at April 30, 1995.
   Working capital at July 31, 1994 was approximately -$59,000. At April 30, 1995 working capital was approximately $37,000.

NO DIVIDENDS WERE PAID BY THE COMPANY DURING THE INTERIM PERIOD.
   Lincoln International Corporation was not required to file a Form 8 K during the last quarter.
   The unaudited consolidated financial statements include the accounts of the Company and all of it s subsidiaries after eliminating all material inter-company accounts and transactions. They reflect all adjustments which are necessary in the opinion of management to fairly state the financial position of the Company at April 30, 1995 and the result of it s operations and cash flow for the period ended.
















Ratio of earnings to fixed charges:

       7/31/94        7/31/93        4/30/94        4/30/95
      ________       ________       ________       ________
        -0.35          -0.54          0.35           0.52


Book value per share:
       7/31/94        4/30/95
      ________       ________
      .31/share      .35/share





































